SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2016

Commission File No. 001-36566

Mobileye N.V.

(Translation of registrant’s name into English)

Har Hotzvim
13 Hartom Street
PO Box 45157
Jerusalem 9777513, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

Mobileye NV (“Mobileye”) announced that Mobileye and Volkswagen AG (“VW”) signed a memorandum of understanding (“MoU”).  The MoU reflects the commitment of the two companies to negotiate and enter into a definitive agreement relating to joint implementation and use of road experience management (REM) technology.  The parties agreed in the MOU on certain principles which shall be the basis for the negotiations. During the negotiation period, Mobileye has agreed to limit its negotiations regarding cooperation in the REM technology field to a limited number of OEMs.

A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Exhibit No.	Description of Exhibit
99.1	Press release dated January 6, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 6, 2016

MOBILEYE N.V.

By:	/s/ Ofer Maharshak
Ofer Maharshak
Chief Financial Officer